     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 2003

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            LNR PROPERTY CORPORATION
             (Exact name of registrant as specified in its charter)

                        DELAWARE                                                 65-0777234
             (State or other jurisdiction of                                  (I.R.S. Employer
             incorporation or organization)                                Identification Number)

                             ---------------------

                       1601 WASHINGTON AVENUE, SUITE 800
                   MIAMI BEACH, FLORIDA 33139 (305) 695-5500
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------

             JEFFREY P. KRASNOFF                              WITH A COPY TO:
           LNR PROPERTY CORPORATION                          DAVID W. BERNSTEIN
      1601 WASHINGTON AVENUE, SUITE 800                    CLIFFORD CHANCE US LLP
  MIAMI BEACH, FLORIDA 33139 (305) 695-5500                   200 PARK AVENUE
    (Name, address including zip code, and                NEW YORK, NEW YORK 10166
               telephone number,
  including area code, of agent for service)                   (212) 878-8000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM
                                                                OFFERING PRICE PER $100   PROPOSED MAXIMUM
            TITLE OF CLASS OF                  AMOUNT TO BE       PRINCIPAL AMOUNT OF        AGGREGATE            AMOUNT OF
       SECURITIES BEING REGISTERED              REGISTERED               NOTES             OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
5.5% Contingent Convertible Senior
 Subordinated Notes Due 2023..............   $235,000,000(1)         $106.75(3)           $250,862,500(3)          $20,295
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.10 per share....         (2)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Amount represents aggregate principal amount of LNR Property Corporation's 5.5% Contingent Convertible Senior Subordinated Notes Due 2023.

(2) Also being registered is an indeterminate number of shares of common stock that may be issuable upon conversion of the Notes, which in accordance with Rule 457(i) is not subject to an additional registration fee.

(3) Estimated, solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, on the basis of the bid and asked prices of the Notes on April 4, 2003.

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 11, 2003

PROSPECTUS

                            LNR PROPERTY CORPORATION

         5.5% CONTINGENT CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2023

     This prospectus relates to $235,000,000 aggregate principal amount of our 5.5% Contingent Convertible Senior Subordinated Notes Due 2023 and the shares of our common stock into which those Notes are convertible. Notes and shares may be offered and sold from time to time by the securityholders specified in this prospectus or their successors in interest. See "Selling Securityholders." The sales of Notes or shares are being registered pursuant to an agreement with the initial purchasers of the Notes.

     We will not receive any of the proceeds from sales of Notes or shares offered by this prospectus. However, we have agreed to bear certain expenses in connection with the registration of offers or sales by selling securityholders of Notes or common stock into which Notes are converted.

     Our common stock is listed on the New York Stock Exchange under the symbol "LNR."

     THE NOTES AND SHARES INVOLVE RISK. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN NOTES OR SHARES, SEE THE SECTION CAPTIONED "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     Our principal executive offices are located at 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139 (telephone: 305-695-5500).

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                 April   , 2003

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Information.................................    2
The Company.................................................    3
Risk Factors................................................    4
Use of Proceeds.............................................    6
Ratios of Earnings to Fixed Charges.........................    6
Description of the Notes....................................    6
Certain United States Federal Income Tax Considerations.....   24
Selling Securityholders.....................................   29
Plan of Distribution........................................   30
Legal Matters...............................................   31
Experts.....................................................   31
Incorporation of Certain Documents by Reference.............   32
Information We File.........................................   32

                          FORWARD-LOOKING INFORMATION

     Some of the statements contained in this prospectus and the documents we incorporate by reference are "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words "believe," "expect," "intend," "anticipate," "will," "may" and similar expressions identify forward looking statements. Forward looking statements inherently involve risks and uncertainties. The factors, among others, that could cause actual results to differ materially from those anticipated by the forward looking statements in this prospectus include, but are not limited to:

     - changes in demand for commercial real estate nationally, in areas in which we own properties, or in areas in which properties securing mortgages directly or indirectly owned by us are located;

     - changes in international, national or regional business conditions that affect the ability of mortgage obligors to pay principal or interest when it is due;

     - the cyclical nature of the commercial real estate business;

     - changes in interest rates;

     - changes in the market for various types of real estate based securities;

     - changes in the availability of capital or the terms on which it is available;

     - changes in the availability of qualified personnel;

     - changes in government regulations, including, without limitation, environmental regulations; and

     - the other matters described under "Risk Factors," beginning on page 4.

     Except as the context may otherwise require, when we refer to "LNR" or the Company," "we," "us" or "our" in this prospectus, we mean LNR Property Corporation and its consolidated subsidiaries.

                                  THE COMPANY

     We are a real estate investment, finance and management company, which structures and makes real estate and real estate-related investments and, through our expertise in developing and managing properties and working out underperforming and non-performing commercial loans, seeks to enhance the value of those investments.

     Our real estate investment activities include:

     - Real Estate Properties: acquiring, developing, repositioning, managing and selling commercial and multi-family residential real estate.

     - Real Estate Loans: investing in high-yielding real estate loans and acquiring at a discount portfolios of loans backed by commercial or multi-family residential real estate.

     - Real Estate Securities: investing in unrated and non-investment grade rated commercial mortgage backed securities, or CMBS, as to which we have the right to be special servicer (i.e., to oversee workouts of underperforming and non-performing loans).

     We adjust our investment focus from time to time to adapt to changes in markets and phases of the real estate cycle.

     Lennar Corporation formed our company in June 1997 to separate Lennar's real estate investment, finance and management business from its homebuilding business. On October 31, 1997, Lennar distributed our stock to Lennar's stockholders in a tax-free spin-off. We treat activities conducted by Lennar, as our predecessor, of the type we currently conduct as our own historical activities.

     We have a stock repurchase program in place. Through March 31, 2003, we have repurchased 9.1 million shares of our common stock, including shares of our common stock that we purchased with a portion of the proceeds from our sale of the Notes. We are authorized to buy back up to an additional 3.4 million shares under a recent Board authorization.

     We are a Delaware corporation, with our principal executive offices at 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139. Our main telephone number at those offices is (305) 695-5500.

     You can get more information regarding our business by reading our Annual Report on Form 10-K for the fiscal year ended November 30, 2002 and other reports we file with the SEC. See "Information We File" on page 32 of this prospectus.

                                  RISK FACTORS

     Our Annual Report on Form 10-K for the fiscal year ended November 30, 2002, which is incorporated by reference into this prospectus, contains under the caption "Some Things Which Could Adversely Affect Us" a discussion of some factors which can significantly affect us. You should consider them before you invest in Notes or shares of our common stock. In addition, you should consider the following factors in determining whether or not to purchase Notes or shares of our common stock.

  WE ARE SUBJECT TO RISKS FROM HAVING SIGNIFICANT INDEBTEDNESS

     We use borrowings to finance almost all the investments we make. At November 30, 2002, we had total indebtedness of $1,485 million, which was approximately 56.9% of our debt and stockholders' equity. In addition, we had guaranteed $35.7 million of debt of partnerships that are not subsidiaries (and which, therefore, is not reflected in our consolidated financial statements). While this leverage substantially increases the potential returns on our cash invested, it exposes us to increased risks if, because of changes in market conditions, changes in interest rates or for any other reason, the value of our investments declines.

  OUR OBLIGATIONS UNDER THE NOTES ARE UNSECURED, ARE SUBORDINATE TO ALL OF OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS, AND ARE STRUCTURALLY SUBORDINATE TO SUBSIDIARY DEBT

     The Notes are unsecured and are subordinate to all of our existing and future Senior Indebtedness. At November 30, 2002, giving pro forma effect to the issuance of the Notes and the use of the net proceeds from their issuance to repay indebtedness and repurchase common stock, we had $708.3 million of Senior Indebtedness outstanding, including $621.8 million of our subsidiaries' debt which we guaranteed. There is no restriction in the Indenture governing the Notes on our ability to incur additional Senior Indebtedness. For a description of the types of obligations that are Senior Indebtedness, see "Subordination" beginning on page 11 of this prospectus.

     In addition, we are a holding company whose primary assets consist of shares of stock or other equity interests in our subsidiaries. Accordingly, we will be dependent upon receipt of dividends or advances from our subsidiaries to be able to meet our debt obligations, including our obligations under the Notes. The Notes are not guaranteed by our subsidiaries and our subsidiaries are not obligated to pay dividends or make advances to us. A significant amount of our consolidated indebtedness at November 30, 2002, was indebtedness of our subsidiaries, including $272.3 million principal amount which we had not guaranteed (as well as indebtedness which we had guaranteed and which, therefore, was Senior Indebtedness). Creditors of a subsidiary are entitled to be paid what is due to them before assets of the subsidiary become available for creditors of its parent. Therefore, even liabilities which are not Senior Indebtedness, and preferred stock, of subsidiaries will, in effect, be prior in right of payment to the Notes with regard to the assets of those subsidiaries. This can substantially reduce the portion of our consolidated assets which are available for payment of the Notes. Also, any agreements of subsidiaries which prohibit or limit the subsidiaries' payment of dividends will eliminate or reduce our access to cash flows of those subsidiaries to pay interest or principal with regard to the Notes.

  IF WE EXPERIENCE A CHANGE IN CONTROL, WE MAY BE UNABLE TO PURCHASE THE NOTES AS REQUIRED UNDER THE INDENTURE

     Upon a change in control prior to March 1, 2010, each holder of Notes will have the right to require us to repurchase the holder's Notes. If there were a change in control of us, but we did not have sufficient funds to pay the repurchase price for all the Notes which are tendered, that failure would constitute an event of default under the Indenture governing the Notes. In addition, a change in control would breach a covenant under our existing revolving credit facility and is otherwise restricted by that facility, and may be prohibited or limited by, or create an event of default under, other agreements relating to borrowings into which we may enter from time to time. The borrowings under the revolving credit facility are, and other borrowings are likely to be, Senior Indebtedness. Therefore, a change in control at a time when we cannot pay for Notes which are tendered as a result of the change in control could result in holders of Notes' receiving substantially less than the principal amount of the Notes.

  OUR REPORTED EARNINGS PER SHARE MAY BE MORE VOLATILE BECAUSE OF THE CONVERSION CONTINGENCY PROVISION OF THE NOTES

     Holders of the Notes are entitled to convert the Notes into our common stock, among other circumstances, if the common stock price for the periods described in this prospectus is more than 120% of the conversion price per share of our common stock. Until this contingency or another conversion contingency is met, the shares underlying the Notes are not included in the calculation of our basic or fully diluted earnings per share. Should this contingency be met, fully diluted earnings per share would, depending on the relationship between the interest on the Notes and the earnings per share of our common stock, be expected to decrease as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation. Volatility in our stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of fully diluted earnings per share.

  YOU SHOULD CONSIDER THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING NOTES

     We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. As a result of this treatment, if you acquire Notes, you will be required to include amounts in income, as ordinary income, in advance of the receipt of cash or other property attributable to them. The amount of interest income you are required to include each year will exceed the stated interest (and contingent interest, if any) that accrues on the Notes. You will recognize gain or loss on a sale, purchase by us at your option, exchange, conversion or redemption of a Note in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any of our common stock received upon conversion, and your adjusted tax basis in the Note. Any gain you recognize generally will be ordinary interest income; any loss will be ordinary loss to the extent of interest on the Notes previously included in income and, thereafter, capital loss. There is some uncertainty as to the proper application of the Treasury regulations governing contingent payment debt instruments, and if our treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other things, you should have accrued interest income at a lower rate, should not have recognized ordinary income upon the conversion, and should have recognized capital, rather than ordinary, income or loss upon a taxable disposition of the Notes. Certain U.S. federal income tax consequences of ownership of the Notes are summarized in this prospectus beginning on page 24 under the heading "Certain United States Federal Income Tax Considerations."

  WE EXPECT THAT THE TRADING VALUE OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE PRICE OF OUR COMMON STOCK AND OTHER FACTORS

     The market price of the Notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the Notes than would be expected for nonconvertible debt securities. In addition, the Notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a Note would otherwise be convertible. These features could adversely affect the value and the trading prices of the Notes.

  ABSENCE OF PUBLIC MARKET FOR THE NOTES

     If the Notes are traded, they may trade at a discount from their principal amount, depending upon prevailing interest rates, the market for similar securities, our performance and other factors. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. It is very possible that, if a market for the Notes develops, that market will be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the Notes. We do not intend to apply for listing of the Notes on any securities exchange or for the inclusion of the Notes in any automated quotation system.

  THE FORMAT OF OUR INCOME STATEMENT IS GOING TO CHANGE

     On December 1, 2002, we became subject to Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that whenever we sell or hold for sale, a commercial real estate property that has its own operations and cash flows, we must reclassify the revenues and expenses of that property, both with regard to the current period and with regard to the past, as elements of earnings from discontinued operations, and we must treat our profits or losses on sales of those properties as gains or losses from discontinued operations. Because our real estate property business consists of continuously acquiring properties, enhancing their value and selling them, sales of individual properties are an important part of our real estate property business. Therefore, we believe, reclassifying our operating results from properties we sell or hold for sale, and treating our gain or loss from sale of those properties as discontinued operations, makes it difficult to determine and evaluate from our statements of earnings the performance of our real estate property business. The effects of our accounting for our commercial real estate properties in accordance with SFAS No. 144 will include (a) virtually every quarter, our historical financial statements will be revised to transfer the operating results we previously recorded with regard to properties we sell or hold for sale during the current quarter from continuing operations to discontinued operations, and (b) the transfers of prior years' operating results to discontinued operations may make it appear that current years' earnings before income taxes from our real estate property business is greater in comparison to prior years than actually is the case. We expect to provide, in our quarterly Management's Discussion and Analysis of Financial Condition and Results of Operations, information that combines revenues, expenses and gains on sales with regard to properties we have sold or hold for sale, which are reflected on our statements of earnings as discontinued operations, with the operating income from commercial properties we continue to own which are not classified as held for sale. However, you will have to read our MD&A to get this combined information. Further, our year-end MD&A does not cover all the periods that are the subject of the five year table of Selected Financial Data that appears in our Annual Report on Form 10-K that we file with the SEC.

                                USE OF PROCEEDS

     The selling securityholders will receive all of the net proceeds from sales of Notes and shares offered by this prospectus. See "Selling Securityholders" beginning on page 29 of this prospectus. We will not receive any of the proceeds from resales. Nonetheless, we have agreed to bear certain expenses in connection with the registration of the Notes and the shares of common stock issuable upon conversion of the Notes so they can be offered and sold to the general public by the selling securityholders.

                      RATIOS OF EARNINGS TO FIXED CHARGES

                                                                  YEARS ENDED NOVEMBER 30,
                                                              --------------------------------
                                                              2002   2001   2000   1999   1998
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges(1).......................  3.3x   2.7x   2.2x   2.2x   2.9x

---------------

(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing operations, including amortization of original issue discount (we did not have any material capitalized lease obligations during the periods presented).

     There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

                            DESCRIPTION OF THE NOTES

     We issued the Notes under an Indenture between us and U.S. Bank Trust National Association, as trustee. The following description is only a summary of the material provisions of the Notes, the related

Indenture and the registration rights agreement. We urge you to read the Indenture, the Notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption "Incorporation of Certain Documents by Reference" on page 32 of this prospectus. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "our" and "LNR" include only LNR Property Corporation and not its subsidiaries.

GENERAL

     We issued the Notes in an aggregate principal amount of $235,000,000. The Notes are our senior subordinated obligations and will mature on March 1, 2023, unless earlier redeemed at our option as described under "-- Optional Redemption of the Notes" beginning on page 13 of this prospectus, repurchased by us at a holder's option on certain dates as described under "-- Repurchase of Notes at the Option of the Holder" beginning on page 13 of this prospectus, or upon a change in control of LNR as described under "-- Right to Require Purchase of Notes upon a Change in Control" beginning on page 15 of this prospectus or converted at a holder's option as described under "-- Conversion Rights" beginning on page 8 of this prospectus.

     Interest on the Notes will accrue at 5.5% per annum and will be payable semiannually in arrears on March 1 and September 1 of each year, commencing on September 1, 2003. Interest on the Notes accrues from the initial date of issuance or, if interest has already been paid, from the date on which it was most recently paid. We will make each interest payment to persons who are holders of record of the Notes on the immediately preceding February 15 and August 15, whether or not this day is a business day. Interest payable upon redemption will be paid to the person to whom principal is payable unless the redemption date is between the close of business on any record date for the payment of interest and the opening of business on the related interest payment date, in which case we will pay interest to the person that is the record holder of the Notes on the record date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest (including contingent interest, if any) on, the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses. However, a holder of Notes with an aggregate principal amount in excess of $1,000,000 may request payment by wire transfer in immediately available funds. Except under the limited circumstances described below, the Notes will be issued only in fully registered book-entry form, without coupons, and may be represented by one or more Global Notes. There is no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

     The Indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under "-- Right to Require Purchase of Notes upon a Change in Control" beginning on page 15 of this prospectus, the Indenture contains no covenants or other provisions that afford protection to holders of Notes in the event of a highly leveraged transaction.

CONTINGENT INTEREST

     Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of Notes for any six-month period from March 1 to, but excluding, September 1 and from September 1 to, but excluding, March 1, commencing March 1, 2008, if the average of the note price (as determined below) per $1,000 principal amount of Notes for the five trading days ending on the second trading day immediately preceding the start of the relevant six-month period equals $1,200 or more. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five-trading-day period for determining the average note price will be the five trading days ending on the second trading day immediately preceding such record date.

     The amount of contingent interest payable per $1,000 principal amount of Notes in respect of any six-month period equals 0.1875% of the average note price for the five-trading-day period referred to above.

     Contingent interest for a six-month period, if any, accrues from the first day of the six-month period and is payable on the last day of the six-month period to the persons who are holders of record of Notes on the February 15 or August 15, as the case may be, during the six-month period.

     If we determine that Note holders will be entitled to receive contingent interest during a six-month period, on or prior to the start of such six-month period, we will issue a press release and publish the determination on our web site at www.lnrproperty.com.

     The "note price" of the Notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of Notes obtained by the conversion agent for $5,000,000 principal amount of the Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of the Notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Notes, then the note price will be determined in good faith by the conversion agent acting as calculation agent taking into account in such determination such factors as it, in its sole discretion after consultation with us, deems appropriate.

CONVERSION RIGHTS

     A holder may convert any outstanding Notes into shares of our common stock at an initial conversion price per share of $45.28. This represents a conversion rate of approximately 22.0848 shares per $1,000 principal amount of the Notes. The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert Notes only in denominations of $1,000 and integral multiples of $1,000.

 General

     Holders may surrender Notes for conversion into shares of our common stock prior to the maturity date in the following circumstances:

     - during any quarter, if the closing common stock price (described below) of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the twelfth trading day of such quarter is more than 120% of the conversion price per share on that 30th trading day;

     - if we have called the particular Notes for redemption and the redemption has not yet occurred;

     - if none of Moody's Investors Service, Inc., Standard & Poor's Ratings Services or Fitch Ratings Ltd. assigns a credit rating to any of our debt securities; or

     - upon the occurrence of specified corporate transactions.

     In addition, in respect of any Note presented for conversion prior to March 8, 2008, we may, at our option, in lieu of delivering shares of common stock, elect to pay the holder surrendering such Note an amount of cash equal to the average of the common stock price for the five consecutive trading days immediately following (a) the date of our notice of our election to deliver cash as described below if we have not given a notice of redemption with respect to such Note, or (b) the conversion date, in the case of a conversion following our notice of redemption with respect to such Note specifying that we intend to deliver cash upon conversion, in either case multiplied by the number of shares of common stock issuable upon conversion of such Note on that date. We will inform Noteholders through the trustee no later than two business days following the conversion date of our election to deliver shares of common stock or to pay cash in lieu of the delivery of shares, unless we have already informed holders of our election in connection with our optional redemption of the Notes as described under "-- Optional Redemption of the Notes" beginning on page 13 of this prospectus. If we elect to deliver all of such payment in shares of common stock, the shares will be delivered through the trustee no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of common stock, will be made to holders surrendering Notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under "-- Events of Default" beginning on page 20 of this prospectus (other than a default in a cash payment upon conversion of the Notes), has occurred and is continuing, we may not pay cash upon conversion of any Notes (other than cash in lieu of fractional shares).

     The "common stock price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one reported bid or ask price, the average of the average bid and the average ask prices) on such date in composite transactions reported on the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

 Conversion Upon Notice of Redemption

     A Noteholder may surrender for conversion any Note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the Notes are not otherwise convertible at such time.

 Conversion Upon Specified Corporate Transactions

     If we elect to:

     - distribute to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, shares of our common stock at less than the then current market price; or

     - distribute to all holders of shares of our common stock any assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the closing price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of Notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their Notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a Note otherwise participates in the distribution without conversion.

     In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a Noteholder may surrender its Notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of such transaction until and including the date which is 15 days after the actual effective date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a Noteholder's right to convert its Notes into shares of our common stock will be changed into a right to convert such Notes into the kind and amount of cash, securities and other property which such holder would have received if such holder had converted such Notes immediately prior to the transaction. If the transaction also constitutes a change in control, such holder can require us to repurchase all or a portion of its Notes as described under "-- Right to Require Purchase of Notes upon a Change in Control" beginning on page 15 of this prospectus.

     If a holder of a Note has delivered notice of its election to have such Note repurchased at the option of such holder or as a result of a change in control, such Note may be converted only if the notice of election is withdrawn as described beginning on pages 13 and 15 of this prospectus respectively, under "-- Repurchase of Notes at the Option of the Holder" or "-- Right to Require Purchase of Notes upon a Change in Control."

     We will adjust the conversion price if (without duplication):

          (1) we issue to all holders of shares of our common stock common stock or other capital stock as a dividend or distribution on our common stock;

          (2) we subdivide, combine or reclassify our common stock;

          (3) we issue to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase shares of our common stock at less than the then current market price;

          (4) we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock (other than shares of our common stock), securities, cash, property, rights, warrants or options, excluding:

     - those rights, warrants or options referred to in clause (3) above;

     - any dividend or distribution paid exclusively in cash not referred to below; and

     - any dividend or distribution referred to in clause (1) above;

          (5) we make a cash distribution to all holders of shares of our common stock that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares made within the preceding 12 months exceeds 10% of our aggregate market capitalization on the date of the declaration of the distribution; or

          (6) during any twelve-month period we or one of our subsidiaries complete a repurchase by way of a tender or exchange offer of shares of our common stock which involves an aggregate consideration that, together with:

     - any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares of our common stock concluded within the preceding 12 months; and

     - the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months;

     exceeds 10% of our aggregate market capitalization on the expiration of the tender or exchange offer.

     For purposes of the foregoing, the term "market capitalization" as of any date of calculation means the closing sale price of our common stock on the trading day immediately prior to such date of calculation multiplied by the aggregate number of shares of our common stock outstanding on the trading day immediately prior to such date of calculation.

     The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

     We will not issue fractional shares of common stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the common stock price on the date of conversion.

     Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any payment or adjustment on account of accrued but unpaid interest, including contingent interest and liquidated damages, if any, or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a Note for conversion between the close of business on any record date for the payment of an installment of interest (including contingent interest, if any) and the opening of business on the related interest payment date, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including contingent interest, if any) on the principal amount to be converted. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

     If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the Notes is decreased, this decrease may be deemed to be the receipt of taxable income by holders of the Notes.

     We may from time to time reduce the conversion price if our Board of Directors determines that this reduction would be in the best interests of LNR. Any such determination by our Board of Directors will be conclusive. Any such reduction in the conversion price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the conversion price if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution on our common stock.

SUBORDINATION

     The payment of the Obligations (as defined below) on the Notes is subordinated in right of payment to the prior payment in full in cash or cash equivalents of all Obligations on Senior Indebtedness (as defined below), whether outstanding on the Issue Date (as defined below) or thereafter incurred, including without limitation our obligations under our Credit Agreement. Upon any payment or distribution of our assets of any kind or character, whether in cash, property or securities, to creditors upon any total or partial liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of our assets or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding, whether voluntary or involuntary, all Obligations upon all Senior Indebtedness shall first be paid in full in cash or cash equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Indebtedness, before any payment or distribution is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise.

     If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unreimbursed drawings for letters of credit issued in respect of, or regularly occurring fees with respect to any Senior Indebtedness, no payment of any kind or character shall be made by us or on our behalf or by any other person on our or that person's behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

In addition, if

     - any other event of default occurs and is continuing with respect to any Designated Senior Indebtedness permitting the holders of such Designated Senior Indebtedness then outstanding to accelerate the maturity thereof; and

     - the holders, or the trustee or agent on behalf of the holders, of the Designated Senior Indebtedness as to which such default relates gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default with respect to that issue of Designated Senior Indebtedness have been cured or waived or have ceased to exist or the Trustee receives notice from the holders, or the trustee or agent on behalf of the holders, of that issue of Designated Senior Indebtedness terminating the Blockage Period (as defined below), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), we and any of our subsidiaries or any obligor under the Notes will not:

     - make any payment of any kind or character with respect to any Obligations on the Notes; or

     - acquire any of the Notes for cash or property or otherwise.

     Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced with respect to all issues of Designated Senior Indebtedness within any 360 consecutive days. No event of default which existed or was continuing on the commencement date of any Blockage Period shall be the basis for commencement of a second Blockage Period by the holders, or the trustee or agent on behalf of the holders, of an issue of Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days. Any subsequent action, or any breach of financial covenants for a period commencing after the commencement date of a Blockage Period, that in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose.

     As a result of this subordination, in the event of our insolvency, our creditors who are not holders of Senior Indebtedness, including the holders of the Notes, may recover less, ratably, than holders of Senior Indebtedness.

     At November 30, 2002, after giving effect to the sale of $235 million principal amount of Notes and application of the proceeds of that sale, we would have had approximately $708.3 million of Senior Indebtedness.

     We are principally a holding company whose primary assets consist of shares of stock issued by our subsidiaries. Accordingly, we are dependent upon the cash flows of, and receipt of dividends and advances from, or repayments of advances by, our subsidiaries in order to meet our debt obligations, including our obligations under the Notes. The Notes are not guaranteed by our subsidiaries and, consequently, our subsidiaries are not obligated or required to pay any amounts pursuant to the Notes or to make funds available therefor in the form of dividends or advances. See "Risk Factors -- Our obligations under the Notes are unsecured, are subordinate to all of our existing and future Senior Indebtedness, and are structurally subordinate to subsidiary debt" on page 4 of this prospectus.

     "Designated Senior Indebtedness" means:

     - any indebtedness under or in respect of our Credit Agreement (as defined below); and

     - any other indebtedness constituting Senior Indebtedness, the principal amount of which is $25 million or more and that we have designated "Designated Senior Indebtedness."

     "Credit Agreement" means the Third Amended and Restated Revolving Credit Agreement, dated as of November 27, 2002, among LNR and certain of its subsidiaries, the lenders named therein and Bank of America, N.A., as administrative agent, together with the related documents thereto, as such agreement may be amended, supplemented or otherwise modified from time to time. The Credit Agreement includes any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings or adding our subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the indebtedness under such agreement or any successor or replacement agreement whether by the same or any other agent, lender or group of lenders.

     "Issue Date" means the date of original issuance of the Notes.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any indebtedness.

     "Senior Indebtedness" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any of our indebtedness, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

          (1) all of our monetary obligations (including guarantees thereof) of every nature under our Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities;

          (2) all interest swap obligations (including guarantees thereof); and

          (3) all obligations (including guarantees) under currency agreements, in each case whether outstanding on the date of the Indenture or thereafter incurred.

     Notwithstanding the foregoing, "Senior Indebtedness" will not include:

          (1) any of our indebtedness to any of our subsidiaries or any of our affiliates or any of such affiliate's subsidiaries;

          (2) indebtedness to, or guaranteed on behalf of, our or any of our subsidiaries' shareholders, directors, officers or employees (including, without limitation, amounts owed for compensation);

          (3) indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

          (4) indebtedness represented by disqualified capital stock;

          (5) any liability for federal, state, local or other taxes we owe;

          (6) any indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code is without recourse to us; and

          (7) any indebtedness which is, by its express terms, subordinated in right of payment to any of our other indebtedness.

OPTIONAL REDEMPTION OF THE NOTES

     Beginning on March 8, 2008, we may redeem the Notes, in whole at any time, or in part from time to time, for cash. If we redeem the Notes during the twelve-month period commencing on March 8, 2008 or on March 1 of any of the years thereafter, the redemption price will equal the percentage of the amount of the redeemed Notes opposite that year below, plus accrued but unpaid interest (including contingent interest, if any) up to but not including the date of redemption:

YEAR                                                          PERCENTAGE
----                                                          ----------
2008........................................................    101.57%
2009........................................................    100.79
2010 and thereafter.........................................    100.00

     We will give not less than 30 days' nor more than 60 days' notice of redemption by mail to holders of the Notes. If we opt to redeem less than all of the Notes at any time, the trustee will select or cause to be selected the Notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER

     A holder has the right to require us to repurchase all or a portion of the holder's Notes on March 1, 2010 and March 1, 2017. We will repurchase the Notes for an amount equal to 100% of the principal amount of the Notes on the date of purchase, plus accrued but unpaid interest (including contingent interest, if any) to the date of repurchase. We may choose to pay the purchase price in cash, with shares of our common stock, valued at 97.5% of the Market Price, or with a combination of cash and our common stock (valued in that manner).

     We will be required to give notice on a date not less than 30 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of Notes in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the Market Price of the common stock; and

     - the procedures that holders must follow to require us to purchase their Notes.

     The purchase notice given by each holder electing to require us to purchase Notes shall state:

     - the certificate numbers of the holder's Notes to be delivered for purchase;

     - the portion of the principal amount Notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the Notes are to be purchased by us pursuant to the applicable provisions of the Notes and the Indenture; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects: (1) to withdraw the purchase notice as to some or all of the Notes to which it relates, or (2) to receive cash in respect of the entire purchase price for all Notes or portions of Notes subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all Notes subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder exercising the right to require us to purchase Notes, see "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption" beginning on page 26 of this prospectus.

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date.

     The notice of withdrawal shall state:

     - the principal amount being withdrawn; and

     - the principal amount of the Notes that remain subject to the purchase notice, if any.

     In connection with any purchase offer, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-l and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file a Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a Note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the Note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the Notes will be made promptly following the later of the purchase date or the time of delivery of the Notes.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by 97.5% of the Market Price of a share of common stock.

     We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption" beginning on page 26 of this prospectus.

     The "Market Price" means the average of the closing stock price of our common stock for the 20 trading-day period ending on the third business day (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day) prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such 20 trading day period and ending on such purchase date, of certain events with respect to the common stock that would result in an adjustment of the conversion rate.

     Because the Market Price of the common stock is determined prior to the applicable purchase date, holders of Notes bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

     Our right to purchase Notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the Notes of such holder entirely in cash. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption" beginning on page 26 of this prospectus. We may not change the form or components or percentages of components of consideration to be paid for the Notes once we have given the notice that we are required to give to holders of Notes, except as described in the first sentence of this paragraph.

     If the paying agent holds cash or securities sufficient to pay the purchase price of the Note on the business day following the purchase date in accordance with the terms of the Indenture, then, immediately after the purchase date, the Note will cease to be outstanding, whether or not the Note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Note.

     Our ability to purchase Notes may be limited by the terms of our then existing indebtedness or financing agreements.

     No Notes may be purchased at the option of holders if there has occurred and is continuing an event of default with respect to the Notes, other than a default in the payment of the purchase price with respect to such Notes.

MANDATORY REDEMPTION

     Except as described in this prospectus beginning on pages 15 and 13, respectively, under the captions "-- Right to Require Purchase of Notes upon a Change in Control" and "-- Repurchase of Notes at the Option of the Holder," we are not required to make mandatory redemption of, or sinking fund payments with respect to, the Notes.

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

     If a change in control (as defined below) occurs before March 1, 2010, each holder of Notes may require that we repurchase the holder's Notes on the date fixed by us that is not less than 30 days nor more than 45 days after we give notice of the change in control. We will repurchase the Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued but unpaid interest, including contingent interest, if any, to the date of repurchase.

     We may, at our option, pay the change in control repurchase price in cash or, as long as our common stock is then listed on a national securities exchange or traded on the Nasdaq National Market, shares of our common stock or a combination of cash and common stock. The value of a share of our common stock for such purposes shall be 97.5% of the Market Price.

     "Change in control" means the occurrence of one or more of the following events:

     - any person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), other than us, any of our subsidiaries, any of our or our subsidiaries' employee benefit plans or a permitted holder (as defined below) is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving us), of shares of our capital stock entitling such person to exercise in excess of 50% of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors;

     - we consolidate with, or merge into, any other person, any person consolidates with, or merges into us, or we sell or transfer our assets, as an entirety or substantially as an entirety, to another person, other than

             (a) any such merger pursuant to which the holders of our voting stock, immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation or its parent entitled to vote generally in the election of directors; and

             (b) any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of voting stock solely into shares of stock carrying substantially the same relative rights as the voting stock; or

     - a change in our Board of Directors in which the individuals who constituted our Board of Directors at the beginning of the two-year period immediately preceding such change (together with any other director whose election to our Board of Directors or whose nomination for election by our stockholders was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

     A change in control will not be deemed to have occurred, however, if either:

          (1) the common stock price for (a) any 10 trading days within the 20 consecutive trading days ending immediately before the change in control, and (b) at least five trading days within the 10 consecutive trading days ending immediately before the change in control shall equal or exceed 105% of the conversion price, or

          (2) both

             (a) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change in control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) (such securities being referred to as "publicly traded securities") and as a result of such transaction or transactions the Notes become convertible solely into such publicly traded securities and

             (b) the consideration in the transaction or transactions constituting the change in control consists of cash, publicly traded securities or a combination of cash and publicly traded securities and the amount of such consideration to which a holder of a share of common stock shall be entitled in such transaction or transactions have an aggregate fair market value (which, in the case of publicly traded securities, shall be equal to the average closing price of such publicly traded securities during the five consecutive trading days commencing with the trading day following consummation of the transaction or transactions constituting the change in control) of at least 105% of the conversion price then in effect.

     The term "permitted holders" means any current holder of our Class B common stock and any permitted transferee of our Class B common stock under the terms of our Certificate of Incorporation as it exists on the date of this prospectus.

     The definition of "change in control" includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or group may be uncertain.

     On or before the 30th day after the change in control, we must mail to the trustee and all holders of the Notes a notice of the occurrence of the change in control offer, stating:

     - whether we will pay the repurchase price in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the Market Price of the common stock; and

     - the procedures which a holder of Notes must follow to exercise the repurchase right.

     To exercise the repurchase right, holders of Notes must deliver, on or before the repurchase date specified in our notice of a change in control, the Notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled "Option to Elect Repurchase Upon a Change in Control" on the reverse side of the Note duly completed, to the paying agent. The repurchase notice given by each holder electing to require us to repurchase Notes shall state:

     - the certificate numbers of the holder's Notes to be delivered for repurchase;

     - the portion of the principal amount of Notes to be repurchased, which must be $1,000 or an integral multiple of $1,000;

     - that the Notes are to be repurchased by us pursuant to the applicable provisions of the Notes and the Indenture; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the repurchase price or portion of the repurchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects: (1) to withdraw the repurchase notice as to some or all of the Notes to which it relates or (2) to receive cash in respect of the entire repurchase price for all Notes or portions of Notes subject to such repurchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire repurchase price for all Notes subject to the repurchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption" beginning on page 26 of this prospectus.

     Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

     - the principal amount being withdrawn;

     - the certificate numbers of the Notes being withdrawn; and

     - the principal amount of the Notes that remain subject to the repurchase notice, if any.

     If we elect to pay the repurchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the repurchase price to be paid in common stock divided by 97.5% of the Market Price of a share of common stock.

     We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the repurchase price. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption" beginning on page 26 of this prospectus.

     Because the Market Price of the common stock is determined prior to the applicable repurchase date, holders of Notes bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such repurchase date. We may pay the repurchase price or any portion of the repurchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

     Our right to repurchase Notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the Notes of such holder entirely in cash. See "Certain United States Federal Income Tax Considerations -- Sale, Exchange, Conversion or Redemption" beginning on page 26 of this prospectus. We may not change the form or components or percentages of components of consideration to be paid for the Notes once we have given the notice that we are required to give to holders of Notes, except as described in the first sentence of this paragraph.

     We will comply with the provisions of Rule l3e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the repurchase of the Notes in the event of a change in control.

     In connection with any change in control, we will within 30 days following any change in control:

          (1) obtain the consents under our Credit Agreement and all other Senior Indebtedness required to permit the repurchase of the Notes pursuant to a change in control offer; or

          (2) repay in full all indebtedness and terminate all commitments, under our Credit Agreement and all other Senior Indebtedness the term of which would prohibit the purchase of the Notes under a change in control offer.

     If we are obligated to make a change in control offer, there can be no assurance that we will be able to obtain all required consents under Senior Indebtedness or have available funds sufficient to repay Senior Indebtedness and to pay the change in control purchase price for all the Notes tendered in the Notes under a change in control offer, we would need to seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain any such financing.

     The effect of these provisions granting the holders the right to require us to repurchase the Notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of Notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk
Factors -- If we experience a change in control, we may be unable to purchase the Notes you hold as required under the Indenture" beginning on page 4 of this prospectus.

     Our obligation to make a change in control offer will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all Notes properly tendered and not withdrawn under the change in control offer.

     The term "beneficial owner" will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have "beneficial ownership" of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

PROHIBITION ON INCURRENCE OF SENIOR SUBORDINATED DEBT

     We will not incur or permit to exist indebtedness that by its terms (or by the terms of any agreement governing such indebtedness) is senior in right of payment to the Notes and expressly subordinate in right of payment to any of our other indebtedness.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of any of the Notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

     - we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the Indenture and the Notes by means of a supplemental Indenture entered into with the trustee; and

     - after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

     Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, LNR under the Indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the Indenture and the Notes, except in connection with a lease of all or substantially all of our properties and assets.

MODIFICATION AND WAIVER

     We and the trustee may enter into one or more supplemental Indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental Indenture may, among other things:

     - change the stated maturity of the principal of, or payment date of any installment of interest (including contingent interest, if any) on, any Note;

     - reduce the principal amount or redemption price of, or the rate of interest (including contingent interest, if any) on, any Note;

     - change the currency in which the principal of any Note or interest is payable or adversely affect the price or ratio at which common stock may be substituted for currency in connection with any payments made;.

     - impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

     - adversely affect the right provided in the Indenture to convert any Note;

     - modify the provisions of the Indenture relating to our requirement to repurchase Notes upon a change in control or on specified dates in a manner adverse to the holders of the Notes;

     - reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture; or

     - waive a default in the payment of any amount or shares of common stock due in connection with any Note.

     The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

     - waive compliance by us with restrictive provisions of the Indenture other than as provided in the preceding paragraph; and

     - waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any interest (including contingent interest, if any) on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

     Without the consent of any holders of Notes, we and the trustee may enter into one or more supplemental Indentures for any of the following purposes:

     - to cure any ambiguity, omission, defect or inconsistency in the Indenture;

     - to evidence a successor to us and the assumption by the successor of our obligations under the Indenture and the Notes;

     - to make any change that does not adversely affect the rights of any holder of the Notes;

     - to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act; or

     - to complete or make provision for certain other matters contemplated by the Indenture.

EVENTS OF DEFAULT

     Each of the following are events of default under the Indenture:

          (1) if we fail to pay interest (including contingent interest) on any Notes when it becomes due and payable and the default continues for a period of 30 days, whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other indebtedness or any other reason;

          (2) if we fall to pay the principal on any Notes, when it becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a change in control offer or make a payment to purchase Notes tendered pursuant to a change in control offer), whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other Indebtedness or any other reason;

          (3) if we fail to observe or perform any other covenant or agreement contained in the Indenture which continues for a period of 30 days after we received written notice specifying the default (and demanding that such default be remedied) from the Trustee or the holders of at least 25% of the outstanding principal amount of the Notes (except in the case of our default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an event of default with such notice requirement but without such passage of time requirement);

          (4) if we fail to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any of our or our subsidiaries' recourse indebtedness, or the acceleration of the final stated maturity of any such recourse indebtedness if the aggregate principal amount of such indebtedness, together with the principal amount of any other such recourse indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

          (5) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against us or any of our subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

          (6) certain events of bankruptcy affecting us or any of our subsidiaries.

     The events of default described in clauses (4), (5) and (6) above with respect to a subsidiary shall not apply if that person was not a subsidiary at the time such event or condition occurred unless, in the case of clause (4) or
(5) above, we or another of our subsidiaries assumes or otherwise becomes liable for the liability referred to therein or the liabilities generally of such person.

     If an event of default (other than an event of default specified in clause
(6) above) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by written notice to us and, if it is given by holders, the Trustee specifying the respective event of default and that it is a "notice of acceleration" (the "Acceleration Notice"). Upon delivery of an Acceleration Notice, the principal of and accrued interest on all the Notes:

     - shall become immediately due and payable; or

     - if there are any amounts outstanding under our Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under our credit agreement or five business days after receipt by us and the representative under our Credit Agreement of such Acceleration Notice but only if such event of default is then continuing.

     If an event of default specified in clause (6) above occurs and is continuing with respect to us, then all unpaid principal of, and premium, if any, and accrued but unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

     At any time after a declaration of acceleration with respect to the Notes, the holders of a majority in aggregate principal amount of the Notes may rescind and cancel such declaration and its consequences:

     - if the rescission would not conflict with any judgment or decree;

     - if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

     - if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

     - if we have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expense, disbursements and advances; and

     - in the event of the cure or waiver of an event of default of the type described in clause (4) of the description above of events of default, the Trustee has received an officers' certificate and an opinion of counsel that such event of default has been cured or waived.

     No such rescission shall affect any subsequent default or impair any rights arising from a subsequent default.

     The holders of a majority in aggregate principal amount of the Notes may waive any existing default or event of default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     The holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act. Subject to the provisions of the Indenture relating to the duties of the

Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     We are required to provide an officers' certificate to the Trustee promptly upon our obtaining knowledge of any default or event of default that has occurred and, if applicable, describe such default or event of default and the status thereof. In addition, we must provide an annual certification as to the existence of defaults and events of default.

CONCERNING THE TRUSTEE

     U.S. Bank Trust National Association, the trustee under the Indenture, also is the trustee under the indentures relating to our 9 3/8% Senior Subordinated Notes due 2008 and our 10 1/2% Senior Subordinated Notes due 2009. An affiliate of the trustee has extended a construction loan to us and is one of the lenders under our Credit Agreement. We also may maintain custodial and deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. The trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

BOOK-ENTRY SYSTEM

     The Notes are issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the Notes for all purposes under the Indenture. Owners of beneficial interests in the Notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the Indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

     The Notes, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

     - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

     - we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary, or

     - a default under the Indenture occurs and is continuing.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the agent, banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives owns DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchasers of the Notes for the benefit of the holders of the Notes and the shares of our common stock issuable on conversion of the Notes in which we agreed to file the registration statement of which this prospectus is a part. Under this agreement, we also agreed at our cost to:

     - use all reasonable efforts to cause the registration statement of which this prospectus is a part to be declared effective under the Securities Act no later than 180 days after the first date of original issuance of the Notes; and

     - use all reasonable efforts to keep the registration statement effective after its effective date until the earlier of:

      - the sale pursuant to the registration statement of all of the Notes and any shares of our common stock issued upon conversion of the Notes; and

      - the expiration of the holding period applicable to the Notes and the shares of our common stock issuable upon conversion of the Notes held by non-affiliates of LNR under Rule 144(k) under the Securities Act, or any successor provision, subject to certain exceptions.

     We have the right to suspend use of the registration statement during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If we fail to keep the registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of Notes and all holders of our common stock issued on conversion of Notes equal to (i) in respect of each $1,000 principal amount of Notes, the sum per annum equal to 0.50% of that principal amount, and
(ii) in respect of any shares of common stock issued upon conversion of Notes, the sum per annum equal to 0.50% of the principal amount of Notes that would then be convertible into that number of shares. While the failure to file or become effective or any unavailability continues, we will pay liquidated damages in cash on March 1 and September 1 of each year to the person who is the holder of record of the Notes or common stock issuable in respect of the Notes on the immediately preceding February 15 or August 15. After a registration default is cured, we will pay any previously unpaid liquidated damages in cash on the subsequent interest payment date to the record holder on the date of the cure.

     A holder who elects to sell any securities pursuant to the registration statement:

     - must be named as selling security holder;

     - will be required to deliver a prospectus to purchasers;

     - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

     - will be bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

     Promptly upon request from any holder of Notes or common stock issued on conversion of Notes (which are the registrable securities), we will provide a form of notice and questionnaire, which must be completed and delivered by that holder to us at least five business days before any intended distribution of registrable securities under the registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, we will file an amendment to the registration statement, or a supplement to this prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in this prospectus and therefore will not be permitted to sell any registrable securities under the registration statement of which it is a part.

GOVERNING LAW

     The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following describes the material United States federal income tax consequences to holders of the acquisition, disposition and ownership of the Notes. This discussion, and an opinion that has been given with regard to it, are based upon certificates and representations as to the possible payments of contingent interest, as well as estimates and projections of certain other future events, and upon United States Federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It is also limited to holders of Notes who buy or sell the Notes offered by this prospectus. Persons considering the purchase of Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of Notes arising under the laws of any other taxing jurisdiction.

     We do not address all of the tax consequences that may be relevant to a holder of Notes. In particular, we do not address:

     - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of Notes;

     - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of Notes;

     - persons who hold the Notes whose functional currency is not the United States dollar;

     - any state, local or foreign tax consequences of the purchase, ownership or disposition of Notes; or

     - any federal, state, local or foreign tax consequences of owning or disposing of common stock acquired by converting Notes.

     For purposes of this discussion, a U.S. Holder is a beneficial owner of Notes who or which is:

     - a citizen or individual resident of the United States for United States federal income tax purposes;

     - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

     Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a United States person prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of the Notes other than a U.S. Holder.

     No statutory or judicial authority directly addresses the treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United

States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES OR COMMON STOCK THEY ACQUIRE BY CONVERTING NOTES, IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE NOTES

     The Notes are treated as indebtedness for United States federal income tax purposes. Pursuant to the terms of the Indenture, we and each holder of the Notes are deemed to agree, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations) with a "comparable yield" calculated in the manner described below. However, because the tax treatment of the Notes under the CPDI regulations is uncertain, no assurance can be given that the IRS will not assert that the Notes should be treated differently. Different treatment could affect the amount, timing and character of income, gain or loss in respect of the Notes.

ACCRUAL OF INTEREST ON THE NOTES

     Pursuant to the CPDI regulations, a U.S. Holder of Notes will be required to accrue interest income on the Notes in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the Notes for non-tax purposes and in excess of any interest payments actually received in that year.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

          (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

          (2) divided by the number of days in the accrual period; and

          (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

     A Note's issue price is the first price at which a substantial amount of the Notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments whose scheduled payment date has passed.

     Under the CPDI regulations, we are required to establish the "comparable yield" for the Notes. The comparable yield for the Notes is the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes. We intend to take the position that the comparable yield for the Notes is 9.5%, compounded semiannually.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as projected payments) on the Notes. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature.

     The comparable yield and the projected payment schedule are set forth in the Indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for it to: LNR Property Corporation, 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139, Attn: General Counsel.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the projected payment schedule in determining its interest accruals, and the adjustments to them described below in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. This requirement for holders to use the comparable yield and projected payment schedule determined by us is imposed by the CPDI regulations and is in addition to each holder's deemed agreement in the Indenture to treat the Notes consistently with our treatment.

     THE COMPARABLE YIELD AND THE PROJECTED PAYMENT SCHEDULE ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS TO THOSE ACCRUALS IN RESPECT OF THE NOTES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. THEY DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE NOTES.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE NOTES

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property (including any of our common stock received on conversion of the Notes) received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

     If the adjusted issue price of a U.S. Holder's Note is greater than the price paid by the U.S. Holder for the Note, the U.S. Holder must make positive adjustments increasing the amount of interest that the U.S. Holder would otherwise accrue and include in income each year, and increase the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated among the daily portions of interest and projected payments, respectively; if the adjusted issue price of the Note is less than the price the U.S. Holder paid for the Note, the U.S. Holder must make negative adjustments, decreasing the amount of interest that the U.S. Holder must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated among the daily portions of interest and projected payments, respectively. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

     Generally, the sale or exchange of a Note or the redemption of a Note for cash will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the projected payment schedule for the Notes includes the receipt of stock upon conversion as a contingent payment with respect to the Notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a Note or upon the redemption of a Note where we elect to pay in common stock as a payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the projected payment schedule.

     The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the Note.

     A U.S. Holder's adjusted tax basis in a Note will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment whose scheduled payment date has passed, and increased or decreased by the amount of any positive or negative adjustment, respectively, that the U.S. Holder is required to make if it purchases the Note at a price other than the adjusted issue price.

     Gain recognized upon a sale, exchange, conversion or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest on the Note previously included in income, and thereafter capital loss (which will be long term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. Holder's tax basis in our common stock received upon a conversion of a Note or upon a U.S. Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of that common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

CONSTRUCTIVE DIVIDENDS

     If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the Notes, the conversion rate of the Notes was increased, that increase might be deemed to be the payment of a taxable dividend to holders of the Notes.

TREATMENT OF NON-US. HOLDERS

     Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its own tax advisors as to whether it can obtain a refund of a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

     All other payments on the Notes made to a Non-U.S. Holder, including a payment in common stock upon a conversion, and any gain realized on a sale or exchange of the Notes (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that:

     with respect to interest (including original issue discount)

          (1) the Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

          (2) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;

          (3) the payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

     The statement requirement referred to in subparagraph (2) will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

     In addition, with respect to any gain to a Non-U.S. Holder from a sale, exchange, conversion, or redemption of Notes, that gain (other than gain attributable to accrued contingent interest payments) will be exempt from United States income or withholding tax, provided that:

          (1) our common stock continues to be regularly traded on the New York Stock Exchange or another established securities market within or outside the United States, and, during the five-year period ending on the date of any payment on or sale or exchange of a Note, as applicable, such Non-U.S. Holder does not beneficially own more than 5% of our common stock.

          (2) such Non-U.S. Holder is not an individual who has been present in the United States for 183 days or more during the taxable year of the disposition.

     A constructive distribution on a Note may be subject to United States withholding tax at a rate of 30%, subject to reduction by an applicable treaty. We (or the applicable withholding agent) may withhold on other payments made on a Non-U.S. Holder's Notes between the date of the constructive distribution and the due date for our filing of IRS Form 1042-S (including extensions) for the tax year in which the constructive distribution is made if we (or the applicable withholding agent) have knowledge of the facts that give rise to the withholding.

     If a Non-U.S. Holder of Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or a lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

TAX SHELTER REGULATIONS

     Recently finalized Treasury regulations intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction. Organizers and sellers of reportable transactions are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a "reportable transaction" based upon any of several indicia, including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, and significant book-tax differences, one or more of which may be present with respect to or in connection with our offering of the Notes. Prospective investors should consult their own tax advisors as to any possible disclosure obligation with respect to their investment in the Notes and should be aware that we and other participants in the offering intend to comply with the disclosure and maintenance requirements under the Treasury regulations, to the extent the Treasury regulations are determined to be applicable.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Payments of principal, premium (if any) and interest (including original issue discount) on, and the proceeds of dispositions of, Notes may be subject to information reporting and United States federal backup withholding tax at the applicable rate (currently 30%) if the holder of Notes fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. All amounts so withheld will be allowed as a refund with respect to, or credit against, such holder's United States federal income tax liability.

                            SELLING SECURITYHOLDERS

     The Notes were originally issued by us and resold by the initial purchasers of the Notes in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) in compliance with Rule 144A. These qualified institutional buyers, together with persons who acquired or acquire Notes from them or from subsequent owners in transactions that were or are not registered under the Securities Act, are the "selling securityholders" under this prospectus. They may from time to time use this prospectus to offer and sell Notes or shares of our common stock that are issued upon conversion of Notes.

     The following table sets forth with respect to each of the listed selling securityholders the principal amount of Notes and the number of shares of our common stock that the selling securityholder owned at a recent date (including shares of common stock that the selling securityholder would own if it converted all its Notes). We obtained that information from the selling securityholders, and have not attempted to verify it. None of the selling securityholders has, or has had within the past three years, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Because a selling securityholder may sell with this prospectus any portion of its Notes or shares acquired on conversion of Notes, we cannot estimate the principal amount of Notes or shares of our common stock any selling securityholder will beneficially own after it completes particular sales. In addition, selling securityholders may, since the dates as of which they provided information to us, have sold or otherwise disposed of some of the Notes or common stock listed below.

     We will supplement this prospectus from time to time to add holders of Notes to, or delete holders of Notes from, the list of Selling Securityholders or to reflect changes in the principal amount of Notes particular Selling Securityholders may offer by this prospectus.

                                                       PRINCIPAL AMOUNT OF NOTES
                                                        BENEFICIALLY OWNED AND      NUMBER OF SHARES OF
                                                        THAT MAY BE OFFERED BY         COMMON STOCK
SELLING SECURITYHOLDER                                      THIS PROSPECTUS        BENEFICIALLY OWNED(1)
----------------------                                 -------------------------   ---------------------
Innovest Finanzdienstle..............................        $  1,500,000                   33,127
S.A.C. Capital Associates, LLC.......................        $  2,000,000                   44,169
BNP Paribas Equity Strategies, SNC...................        $ 11,571,000                  255,543
CooperNeff Convertible Strategies (Cayman)
  Master Fund, LP....................................        $  7,917,000                  174,845
Context Convertible Arbitrage Offshore Ltd. .........        $    415,000                    9,165
Context Convertible Arbitrage Fund, LP...............        $    665,000                   14,686
Arkansas PERS........................................        $    385,000                    8,502
ICI American Holdings Trust..........................        $    125,000                    2,760
Zeneca Holdings Trust................................        $    135,000                    2,981
Delaware PERS........................................        $    540,000                   11,925
Syngenta AG..........................................        $     90,000                    1,987
Prudential Insurance Co of America...................        $     35,000                      772
Boilermakers Blacksmith Pension Trust................        $    500,000                   11,042
State of Oregon/Equity...............................        $  1,700,000                   37,544
Duke Endowment.......................................        $     95,000                    2,098
Louisiana CCRF.......................................        $     70,000                    1,545
Delta Airlines Master Trust..........................        $    225,000                    4,969
Froley Revy Investment Convertible Security Fund.....        $     55,000                    1,214

                                                       PRINCIPAL AMOUNT OF NOTES
                                                        BENEFICIALLY OWNED AND      NUMBER OF SHARES OF
                                                        THAT MAY BE OFFERED BY         COMMON STOCK
SELLING SECURITYHOLDER                                      THIS PROSPECTUS        BENEFICIALLY OWNED(1)
----------------------                                 -------------------------   ---------------------
Sturgeon Limited.....................................        $  1,512,000                   33,392
JP Morgan Securities Inc. ...........................        $ 12,750,000                  281,581
Akela Capital Master Fund, Ltd. .....................        $  5,000,000                  110,424
Laurel Ridge Capital LP..............................        $  1,000,000                   22,084
Alpine Associates....................................        $  9,700,000                  214,222
Alpine Partners, L.P. ...............................        $  1,300,000                   28,710
Tribeca Investments L.T.D. ..........................        $  2,000,000                   44,169
Grace Convertible Arbitrage Fund, Ltd. ..............        $  4,000,000                   88,339
LLT Limited..........................................        $    156,000                    3,445
Wachovia Securities Inc. ............................        $  8,500,000                  187,720
Common Fund Event Driven Co, Ltd. c/o Levco..........        $     65,000                    1,435
Levco Alternative Fund Ltd. .........................        $  2,197,000                   48,520
Citi JL Ltd. ........................................        $     87,000                    1,921
Lyxor/JLC Fund Ltd. .................................        $    167,000                    3,688
Purchase Associates, L.P. ...........................        $    484,000                   10,689
Highbridge International LLC.........................        $ 33,000,000                  728,798
Forest Fulcrum Fund LLP..............................        $    404,000                    8,922
BGI Global Investors c/o Forest Investment
  Management LLC.....................................        $    168,000                    3,710
Forest Multi-Strategy Master Fund SFC, on behalf of
  Series F, Multi-Strategy Segregated Portfolio......        $    204,000                    4,505
Zurich Master Hedge Fund c/o Forest Investment
  Management LLC.....................................        $    260,000                    5,742
Forest Global Convertible Fund Series A-5............        $  1,896,000                   41,872
Lyxor Master Fund c/o Forest Investment
  Management LLC.....................................        $    632,000                   13,957
Relay 11 Holdings c/o Forest Investment Management
  LLC................................................        $     80,000                    1,766
RBC Alternative Assets LP c/o Forest Investment
  Management LLC.....................................        $    160,000                    3,533
RBC Alternative Assets LP............................        $    500,000                   11,042
Sphinx Convertible Arbitrage c/o Forest Investment
  Management LLC.....................................        $     40,000                      883
                                                             ------------                ---------
                                                             $114,285,000                2,523,943

---------------

(1) Including the shares the selling securityholder would acquire if the selling securityholder converted all its Notes.

                              PLAN OF DISTRIBUTION

     The Notes and the shares of our common stock issued upon conversion of Notes covered by this prospectus will be offered and sold solely by or on behalf of the selling securityholders. We have agreed to bear the costs of registering sales of those Notes and shares under the Securities Act. However, the selling securityholders must bear any brokerage commissions or similar selling expenses relating to the sale of Notes or shares of common stock issued upon conversion of Notes.

     The selling securityholders may sell Notes or shares of common stock in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices determined on a negotiated or competitive bid basis. Selling securityholders may effect these transactions by selling Notes or common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling securityholders and any broker-dealers that act in connection with the sale of the Notes or shares of common stock issuable upon conversion of the Notes may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by broker-dealers and any profit on the sale of the Notes or shares of common stock issued upon conversion of Notes sold by broker-dealers while acting as principals may be deemed to be underwriting discounts or commissions for purposes of the Securities Act.

     Because selling securityholders may be deemed to be "underwriters" for purposes of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling securityholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act may apply to their sales.

     The selling securityholders may from time to time deliver Notes or shares of common stock to cover short sales or upon the exercise, settlement or closing of call equivalent positions or put equivalent positions.

                                 LEGAL MATTERS

     Clifford Chance US LLP, 200 Park Avenue, New York, New York 10166, has passed upon the validity of the securities offered by this prospectus.

                                    EXPERTS

     Our consolidated financial statements as of November 30, 2002 and 2001, and for each of the three years in the period ended November 30, 2002, and the related financial statement schedules, that are incorporated by reference into this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in our Annual Report on Form 10-K for the year ended November 30, 2002, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The combined financial statements of Lennar Land Partners and Lennar Land Partners II as of November 30, 2002 and 2001, and for each of the three years in the period ended November 30, 2002, that are incorporated by reference into this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in our Annual Report on Form 10-K for the year ended November 30, 2002, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Madison Square Company LLC as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, that are incorporated by reference into this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing in our Annual Report on Form 10-K for the year ended November 30, 2002, and have been so incorporated by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference in this prospectus the following documents which we have previously filed with the Securities and Exchange Commission under the File Number 1-13223:

          (1) Our Annual Report on Form 10-K for the fiscal year ended November 30, 2002 filed February 27, 2003;

          (2)Our definitive proxy statement filed March 12, 2003; and

          (3) The description of our common stock contained in our registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating that description.

     Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

     WE WILL PROVIDE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, INCLUDING BENEFICIAL OWNERS OF NOTES, A COPY OF ANY OR ALL OF THE DOCUMENTS OR INFORMATION THAT HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BUT NOT DELIVERED WITH THIS PROSPECTUS. WE WILL PROVIDE THIS AT NO COST TO THE REQUESTOR UPON WRITTEN OR ORAL REQUEST ADDRESSED TO LNR PROPERTY CORPORATION, 1601 WASHINGTON AVENUE, MIAMI BEACH, FLORIDA 33139, ATTENTION:
DIRECTOR OF INVESTOR RELATIONS (TELEPHONE: 305-695-5500).

                              INFORMATION WE FILE

     We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses to be paid by the Company in connection with the sale of Notes and shares of common stock issuable upon conversion of the Notes being registered. All amounts for items other than the SEC registration fee and NYSE listing fee are estimated.

ITEM                                                           AMOUNT
----                                                          --------
Securities and Exchange Commission Registration Fee.........  $ 20,295
Printing....................................................    10,000
Accounting Fees.............................................    45,000
Legal Fees and Expenses.....................................    30,000
Miscellaneous Fees and Expenses.............................    14,705
                                                              --------
     TOTAL..................................................  $120,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the General Corporation Law of Delaware, our Certificate of Incorporation provides that an officer, director, employee or agent of our company is entitled to be indemnified for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her by reason of any action, suit or proceeding brought against him or her by virtue of his or her acting as such officer, director, employee or agent, provided he or she acted in good faith or in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that in any action or suit by or in the right of our company that person shall be indemnified only for his or her reasonable expenses and, if that person is adjudged to be liable for negligence or misconduct, he or she will not be indemnified unless and only to the extent that a court of appropriate jurisdiction determine that indemnification is fair and reasonable.

ITEM 16.  EXHIBITS

     (a) Exhibits

 4.1  --    Indenture dated March 5, 2003, by and among LNR and US Bank Trust
            National Association
 4.2  --    Registration Rights Agreement dated March 5, 2003, by and among
            LNR, Deutsche Bank Securities, Inc. and Banc of America Securities
            LLC
 5.1  --    Opinion of Clifford Chance US LLP
23.1  --    Consent of Clifford Chance US LLP (Included in Exhibit 5.1)
23.2  --    Consent of Deloitte & Touche LLP
23.3  --    Consent of Deloitte & Touche LLP
23.4  --    Consent of Ernst & Young LLP
24    --    Power of Attorney -- on signature page
25    --    Statement of Eligibility of Trustee

     (b) Financial Statements

          Inapplicable.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (6) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of LNR pursuant to the foregoing provisions, or otherwise, LNR has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by LNR of expenses incurred or paid by a director, officer or controlling person of LNR in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, LNR will, unless in the opinion of counsel for LNR the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami Beach, state of Florida, on April 11, 2003.

                                          LNR PROPERTY CORPORATION

                                          By: /s/ JEFFREY P. KRASNOFF
                                            ------------------------------------
                                            Name: Jeffrey P. Krasnoff
                                            Title:  President and Chief
                                                    Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeffrey P. Krasnoff, Shelly Rubin, Zena Dickstein and Steven N. Bjerke his or her true and lawful attorney-in-fact and agent, with full powers of substitution, to sign for him or her and in his or her name any or all amendments (including post-effective amendments) to the registration statement to which this power of attorney is attached and to file those amendments and all exhibits to them and other documents to be filed in connection with them with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                      TITLE                        DATE
                    ---------                                      -----                        ----
             /s/ JEFFREY P. KRASNOFF                 President, Chief Executive Officer    April 11, 2003
    -----------------------------------------                   and Director
               Jeffrey P. Krasnoff                     (Principal Executive Officer)

               /s/ SHELLY L. RUBIN                        Vice President and Chief         April 11, 2003
    -----------------------------------------                Financial Officer
                 Shelly L. Rubin                       (Principal Financial Officer)

               /s/ STEVEN N. BJERKE                              Controller                April 11, 2003
    -----------------------------------------          (Principal Accounting Officer)
                 Steven N. Bjerke

               /s/ STUART A. MILLER                               Director                 April 11, 2003
    -----------------------------------------
                 Stuart A. Miller

               /s/ BRIAN L. BILZIN                                Director                 April 11, 2003
    -----------------------------------------
                 Brian L. Bilzin

             /s/ CHARLES E. COBB, JR.                             Director                 April 11, 2003
    -----------------------------------------
               Charles E. Cobb, Jr.

              /s/ EDWARD T. FOOTE II                              Director                 April 11, 2003
    -----------------------------------------
                Edward T. Foote II

                    SIGNATURE                                      TITLE                        DATE
                    ---------                                      -----                        ----
               /s/ STEPHEN E. FRANK                               Director                 April 11, 2003
    -----------------------------------------
                 Stephen E. Frank

                 /s/ CONNIE MACK                                  Director                 April 11, 2003
    -----------------------------------------
                   Connie Mack

              /s/ STEVEN J. SAIONTZ                               Director                 April 11, 2003
    -----------------------------------------
                Steven J. Saiontz

                                 EXHIBIT INDEX

  4.1 --    Indenture dated March 5, 2003, by and among LNR and US Bank
            Trust National Association
  4.2 --    Registration Rights Agreement dated March 5, 2003, by and
            among LNR, Deutsche Bank Securities, Inc. and Banc of
            America Securities LLC
  5.1 --    Opinion of Clifford Chance US LLP
 23.1 --    Consent of Clifford Chance US LLP (Included in Exhibit 5.1)
 23.2 --    Consent of Deloitte & Touche LLP
 23.3 --    Consent of Deloitte & Touche LLP
 23.4 --    Consent of Ernst & Young LLP
 24   --    Power of Attorney -- on signature page
 25   --    Statement of Eligibility of Trustee